 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hess, William H. (Last) (First) (Middle) 116 Huntington Avenue (Street) Boston, MA 02116 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) February 26, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
American Tower Corporation   (AMT)
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President, General Counsel and Secretary
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Class A Common Stock	150	D
Class A Common Stock	11,000	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Hess, William H. - February 26, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Option to purchase Class A Common Stock	(1) | 03/14/2011	Class A Common Stock - 25,000	$22.69	D
Option to purchase Class A Common Stock	(2) | 09/07/2011	Class A Common Stock - 75,000	$11.00	D
Option to purchase Class A Common Stock	(3) | 11/14/2012	Class A Common Stock - 100,000	$1.55	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ William H. Hess ________________________________ 02-27-2003 ** Signature of Reporting Person Date Page 2

Hess, William H. - February 26, 2003
Form 3 (continued)
FOOTNOTE Descriptions for American Tower Corporation (AMT)

Form 3 - February 2003

William H. Hess
116 Huntington Avenue

Boston, MA 02116
Explanation of responses:

(1)   This option was granted pursuant to the 1997 Stock Option Plan, as amended, and is exercisable in 25% cumulative annual increments beginning March 14, 2002.
(2)   This option was granted pursuant to the 1997 Stock Option Plan, as amended, and is exercisable in 25% cumulative annual increments beginning September 7, 2002.
(3)   This option was granted pursuant to the 1997 Stock Option Plan, as amended, and is exercisable in 25% cumulative annual increments beginning November 14, 2003.

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